HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                                 March 31, 2000



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the six months ended March 31, 2000 increased $1,620 as compared to the six month period ended March 31, 1999.

          Interest income increased $2,454 and other income increased $1,631. Legal and accounting fees increased $9,534.

          The income from operations for the three months ended March 31, 2000 is $7,735 greater than for the three months ended December 31, 1999. The increase is due primarily to the following:

          Interest income increased $4,295.